November 14, 2005	Jason F. Cole (617) 951-7914 jason.cole@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler
Re:	Iomai Corporation Registration Statement on Form S-1 Filed October 3, 2005 File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 2 is being filed in response to comments contained in the letter dated November 1, 2005 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanley Erck, the Company’s Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company and the underwriters of the proposed offering. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Securities and Exchange Commission	November 14, 2005
     On behalf of the Company, we advise you as follows:
Form S-1
General
1.	We note your graphic following the cover page of the prospectus. Please provide us with proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding any additional graphics or visuals you may include.
Response: On October 19, 2005 the Company supplementally provided the Staff with a preliminary proof of the graphic information it intends to use in the front-inside cover page of the preliminary prospectus. The Company does not plan to include additional graphic, visual or photographic information in the printed prospectus other than the tables that appear in the text. If the Company decides to include additional visual information in the prospectus, the Company will promptly provide such additional information to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments regarding such additional information.
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Response: The Company is aware that it must file a pre-effective amendment to the Registration Statement containing pricing-related information prior to circulating the preliminary prospectus and acknowledges that the Staff may have additional comments when the pricing information is filed.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
Response: The Company acknowledges the Staff’s interpretation regarding the parameters of a “bona fide” price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.
4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
Response: Where appropriate, the Company has made changes to applicable portions of the Registration Statement to address the Staff’s comments.

Securities and Exchange Commission	November 14, 2005
5.	We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.
Response: The Company notes the Staff’s comment and represents that it will not seek to accelerate the effectiveness of the Registration Statement until the confidential treatment request is resolved.
Cover Page
6.	Please delete the phrase “Sole Book-Running Manager” from your cover page.
Response: The phrase has been deleted from the cover page of the prospectus.
Prospectus Summary, page 1
7.	Please eliminate jargon and technical terms from the forepart of the prospectus and provide a “Plain English” explanation or substitute. For example, these words and phrases appear in your summary in other parts of the prospectus:
•	“immunostimulation”

•	“adjuvants”

•	“pathogen-specific antigens”
If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.
Response: In response to the Staff’s comment, the Company has eliminated jargon or defined technical terms in “Plain English” when they are first used. Please see, for example, definitions of immunostimulation, adjuvants and pathogen-specific antigens on Page 1 of the prospectus.
8.	Please balance the discussion of the advantages your technology offers with potential disadvantages.
Response: The Company has revised the “Risks Associated With Our Business” section of the prospectus summary to add potential disadvantages of its technology. Please see page 3 of its prospectus.

Securities and Exchange Commission	November 14, 2005
9.	We note that you have cited increased efficacy as a potential advantage. Since the FDA is the party that makes the decisions as to efficacy and your products are still in clinical trials, please delete this as an advantage.
Response: In response to the Staff’s comment, the Company has revised its discussion of potential advantages to make clear statements about potential efficacy are belief statements by the Company based on its preclinical and clinical research. Please see page 1 of the prospectus.
10.	You have indicated that you will begin enrollment of Phase 3 clinical trials for the needle-free travelers’ diarrhea vaccine patch if you complete your Phase 2 trials on your anticipated timeline. When do you anticipate you will complete the Phase 2 trials?
Response: The Company has revised the prospectus to indicate that it anticipates completing Phase 2 clinical trials for the needle-free travelers’ diarrhea vaccine patch by early 2007. Please see page 2 of the prospectus.
Risk Factors
11.	We note the disclosure in your Business section that you have not observed any serious side effects with regard to the needle-free travelers’ diarrhea vaccine patch. If you have experienced serious side effects in the trials of your other product candidates, please include a risk factor describing these side effects. Otherwise, revise the Business section to indicate that you have not observed any serious side effects in the clinical trials of these product candidates.
Response: In response to the Staff’s comment, the Company has added disclosure in the prospectus that there have been no serious, vaccine-related side effects observed in the clinical trials for the Company’s other product candidates. Please see pages 52 and 53 of the prospectus.
As part of our product development efforts, we may make significant ... page 8
12.	We note that you have identified several risks in the above risk factors. For example, in the risk factor “As part of our product development efforts, we may make significant changes...” you discuss
•	Uncertainty as to whether the dry patch will perform as well as the wet patch;

•	You may have to repeat clinical trials resulting in increased costs;

•	You may have to conduct clinical trials of your IS patch with flu vaccines developed by different manufacturers resulting in increased costs;

Securities and Exchange Commission	November 14, 2005
•	Uncertainty as to the equivalency between your own strain of LT and that supplied by a contact manufacturer; and

•	Changes to your product candidates may not be covered by existing patents.
Please revise to discuss each risk as a separate discussion. The discussion should follow a caption that identifies the risk and potential consequences.
Response: In response to the Staff’s comment, the Company has revised the risk factors to separately identify these risks. Please see pages 8 and 9 of the prospectus.
We will need additional funding, and we cannot guarantee that we will find page..., 11
13.	We note you expect to raise additional funds in the future by possibly issuing equity securities, it appears certain that certain investors will experience dilution of their interest. Please revise the first sentence below the bullet points to state further dilution to stockholders will result.
Response: The Company has revised the prospectus in accordance with the Staff’s comment to indicate that issuing additional equity securities will result in further dilution to stockholders’ interests. Please see page 12 of the prospectus.
14.	Please indicate how long you expect your existing capital resources without proceeds from the offering will be sufficient to conduct your operations.
Response: The Company has revised its disclosure here and in the Management’s discussion and analysis of financial condition and results of operations section of the prospectus to reflect its expectations regarding its cash resources absent the offering. Please see pages 11, 12 and 35 of the prospectus.
If we are unable to protect the confidentiality of our proprietary information..., page 15
15. Please disclose who has the financial obligation to protect the TCI patent.
Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 15 of the prospectus.
We depend on our key personnel, the loss of whom would adversely affect our..., page 16
16.	If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally, if any key employee has plans

Securities and Exchange Commission	November 14, 2005
to retire or leave your company in the near future, please revise the discussion to disclose this information.
Response: To date, the Company has not experienced significant problems in attracting or retaining key personnel and is unaware at this time of any key personnel who plan to retire or leave in the near future. As a result, the Company has not revised the disclosure in the prospectus.
We have no experience in sales..., page_ 19
17.	We note your plans to enter into marketing arrangement with third parties or major pharmaceutical companies. Please revise to clarify that these types of arrangements might not be available on acceptable terms or at all.
Response: The Company has revised the prospectus in accordance with the Staff’s comment to indicate that these marketing arrangements might not be available on acceptable terms or at all. Please see page 20 of the prospectus.
Investors in this offering will pay a much higher price than the book value..., page 23
18. Please revise this risk factor to explain that investors who purchase shares will:
•	Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

•	Contribute [___]% of the total amount to fund the company but will own only[___]% of the shares outstanding.
Response: The Company has revised the prospectus in accordance with the Staff’s comment to indicate (i) that investors who purchase shares will pay a price that substantially exceeds the net book value of their shares and (ii) the percentage of capital the new public investors will have contributed compared to the percentage of the total outstanding shares of common stock they will own. Please see page 24 of the prospectus.
Use of Proceeds, page 25
19.	Please revise to disclose the stage of development you expect to achieve with the designated proceeds. Additionally, we note that the proceeds designated for each use is significantly higher than the expected expenditures you have disclosed on pages 38 and 39. Please explain the discrepancies.

Securities and Exchange Commission	November 14, 2005
Response: The Company expects that the proceeds from this offering will be sufficient to fund all of the Phase 2 clinical trials for both the needle-free influenza vaccine and the IS patch for elderly individuals receiving flu vaccines. The dollar amounts set forth in the use of proceeds section for these tasks include not only third-party clinical costs, but all other estimated costs associated with advancing these two programs through the end of Phase 2 clinical trials. As specifically disclosed in Management’s discussion and analysis of financial condition and results of operations, in order to advance these product candidates through Phase 2 clinical trials, the Company anticipates spending (i) $16-$20 million for the needle-free travelers’ diarrhea vaccine and (ii) $14-$18 million for its IS patch for elderly receiving flu vaccines — the figures, however, are broken down to provide specificity of estimated third-party trial costs. As a result, and in response to the Staff’s comment, the Company has revised the description in the Use of proceeds section of the prospectus. Please see page 27 of the prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 33
20.	We note you expect to raise additional funds through the issuance of additional equity or incurrence of debt. Please revise to state when you expect to raise these additional funds, for example, is your expectation to raise additional funds in the next 24 months?
Response: The Company has revised the Prospectus in response to the Staff’s comment. Please see page 35 of the prospectus.
Results of Operations, page 35
21.	In your discussion of the comparison of the six months ended June 30, 2005 and 2004 you have indicated the reasons for increases in general and administrative expenses, yet these expenses remained constant from one period to the next. Were there other expenses that decreased during this period, offsetting these increase? Please explain.
Response: The Company has revised the Prospectus to include disclosure for the nine-month periods ended September 30, 2005 and 2004, and as a result, the disclosure in the above-referenced periods has changed.
22.	In your discussion of the comparison of the years ended December 31, 2004 and December 31, 2005 you state that the principal source of the increase in grant revenues for 2005 was the award of the two new grants by the NIH. You have stated earlier that this grant was awarded in January 2005. If you are referring to different grants, then please revise your disclosure to clarify.

Securities and Exchange Commission	November 14, 2005
Response: The Company notes that it has been the recipient of multiple NIH grants, the most recent of which was awarded in January 2005 to study the use of the IS patch in pandemic flu applications. This NIH grant is separate from the NIH grants for our needle-free patch technology, which are disclosed in the comparison for the years ended December 31, 2004 and December 31, 2003. In response to the Staff’s comment, the Company has revised the disclosure for that period to indicate that the increased revenues in 2004 were from two NIH grants awarded during the first half of 2004 for our needle-free flu and needle-free anthrax vaccines patch programs. Please see pages 37 and 38 of the prospectus.
Liquidity and Capital Resources, page 42
23.	Please provide disclosures to reconcile the amount of long-term debt reported here to the total amount of debt reported on your balance sheet. If the amount reported here does not include interest payments, please include them or justify how they do not represent material future obligations, which should be included pursuant to Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67.
Response: The amounts included in the Long-Term Debt line of the Contractual Obligations table include projected future interest payments on our debt obligations, while the amounts reflected on the December 31, 2004 balance sheet reflect only the principal amount of our indebtedness, in accordance with GAAP.
24.	Please include the minimum annual maintenance fee and the four lump sum royalty payments that you are required to pay WRAIR, as noted on page 56, or tell us how they do not represent material future obligations, which should be included pursuant to Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67.
Response: The minimum annual maintenance fee payable to WRAIR is $15,000 per year and the annual fee for the voting trustee is $5,000. The Company believes that this $20,000 annual commitment is not material and should not be included in the Company’s disclosure. The lump-sum payments referenced on page 56 represents the original $150,000 license issuance fee payable to WRAIR in four installments, which payments have been made in full as of April 2004 and no longer represent future obligations. The Company has revised its disclosure accordingly. Please see page 59 of the prospectus.
Critical Accounting Policies and Estimates, page 43
26.	Please disclose the fair value of vested and unvested options, outstanding as of the most recent balance sheet date presented, based on the estimated IPO price.

Securities and Exchange Commission	November 14, 2005
Response: In response to the Staff’s comment, the Company has added disclosure allowing the inclusion of the fair value of options, but, as the Company has not yet estimated an IPO price range, the related values are not provided in the prospectus. Please see pages 46, F-12 and F-13 of the prospectus. However, based on preliminary assessments of the potential public market valuation of the Company, the Company currently anticipates that the per share price will be in the range of $1.15 and $1.30 per share (before any contemplated reverse stock split). This estimate is subject to change based on the future performance of the public markets for life sciences companies, and the Company may choose a different price range for a subsequent filing of the Registration Statement.
27.	Please disclose the stock-based compensation expense that you anticipate recognizing in future periods for options outstanding as of the most recent balance sheet, as this would appear to represent a known trend or uncertainties contemplated by Item 303(a)(3)(ii) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has added disclosure regarding its stock-based compensation exposure. Please see page 46 of the prospectus.
Business
28.	Please revise to include a discussion of the material terms of your agreements with Dow Chemical. The discussions should include the following:
•	Each parties rights and obligations under the agreement;

•	Any amounts paid or received to date, including payments in the form of securities;

•	Any potential payments to be made or received;

•	Expiration and termination provisions;

•	The existence of royalty provisions and the amount of any minimum royalty payments.
Response: The Company has revised the Prospectus in response to the Staff’s comment. Please see page 60 of the prospectus.
29.	Additionally, on page 52 you state that you conducted a clinical trial for your needle-free flu vaccine patch in collaboration with a large pharmaceutical company. Please identify the pharmaceutical company and describe the material terms of the arrangement. If you have a written agreement with this company, file the agreement or provide us with an analysis supporting your determination that it is not required to be filed.

Securities and Exchange Commission	November 14, 2005
Response: The Company respectfully submits to the Staff that the identity of the pharmaceutical company and the terms of the materials transfer agreement entered into to allow the clinical trial to be conducted are not material to potential investors as the trial is complete and the Company has no material ongoing obligations under the agreement. As a result, the Company does not believe additional disclosure is necessary or that the agreement should be filed as an exhibit to the Registration Statement.
30.	We note the discussion of your agreement with Walter Reed on page 56. Please make the following revisions to the discussion:
•	Quantify the amounts paid to date;

•	Quantify the annual maintenance fee and minimum royalty payments;

•	Quantify the aggregate potential milestone payments;

•	Identify your product candidates that are dependent on the TO technology;

•	Disclose when the agreement expires and termination provisions;

•	Include a discussion of the stock issued to WRAIR in conjunction with the agreement. The discussion should disclose the value of the stock when issued.
Response: The Company has revised the Prospectus in response to the Staff’s comment. Please see pages 59 and 60 of the prospectus.
31. Please provide third party support for the following statements:
•	Each flu season, approximately 15 million to 60 million people in the United States become ill with influenza. This infection rate results in approximately 36,000 deaths and approximately 200,000 hospitalizations in the United States annually. Approximately 80 million people in the United States are vaccinated against the flu annually.

•	An estimated 9,000 to 45,000 individuals aged 65 and over die from influenza and influenza related pneumonia in the United States each year.

•	Each year more than 50 million individuals from the United States, Western Europe and Japan/Australia visit regions where infection by ETEC is common, resulting in an estimated 10 million cases of traveler’ diarrhea caused by LT-secreting ETEC strains.
Response: The Company will supplementally provide the Staff with the information requested.

Securities and Exchange Commission	November 14, 2005
32.	Please note that the supporting documentation should be marked to indicate the text that supports your statements.
Response: The Company will mark the supporting documentation it supplementally provides as requested by the Staff.
33.	Additionally, you have included a number of statistics attributed to the Centers for Disease Control and Kalorama Information. Please provide these reports marked to indicate the text supporting the statements in your registration statement.
Response: The Company will supplementally provide the Staff with the information requested.
Facilities, page 61
34.	Please revise to disclose the amount of your annual lease payment for your Gaithersburg, Maryland facility. You should also file the lease agreement as an exhibit to your registration statement.
Response: In response to the Staff’s comment, the Company has revised the disclosure in Management’s discussion and analysis of financial condition and results of operations to provide future lease commitments. In addition, the Company has filed the most recent amendment to the lease agreement as an exhibit to the Registration Statement. Please see pages 44 and 45 of the prospectus.
Management, page 62
35.	Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Messrs. Ellingsworth, Frech, Seid, Barrett, Gordon Douglas, Richard Douglas, and Himawan.
Response: The Company has revised the prospectus in accordance with the Staff’s comment to provide brief descriptions of the above mentioned officers’ and directors’ business experience during the last five years. Please see pages 68 and 69 of the prospectus.
36.	Please disclose any familial relationship that may exist between R. Gordon Douglas and Richard Douglas or advise us if there is none.

Securities and Exchange Commission	November 14, 2005
Response: There is no familial relationship between R. Gordon Douglas and Richard Douglas.
Executive Compensation, page 66
37.	We note that all of the executive officers you describe in this section receive either discretionary bonuses or stock option awards as part of their compensation. Please describe how these individuals’ performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.
Response: In response to the Staff’s comment, the Company has added disclosure to the prospectus regarding how the Company’s Compensation Committee of the Board of Directors assesses the performance of the executive officers. Please see page 70 of the prospectus.
Principal Stockholders, page 74
38.	Please identify the natural persons who have voting and dispositive power over the shares held by each of the entities listed under the heading “Five percent stockholders” on page 75.
Response: Item 403 of Regulation S-K requires the registrant to name all beneficial owners of more than five percent of its securities, using Rule 13d-3 to determine beneficial ownership. In a no-action letter to Southland Corporation dated August 10, 1987, the Division of Corporation Finance concurred that if no individual trustee could act individually to vote or sell shares, then no individual trustee should be deemed the beneficial owner of such securities within the meaning of Rule 13d-3. Similar to the facts and circumstances of Southland, no natural person at each of the Company’s five percent holders has the power to vote or dispose of the Company’s securities. Such decisions are required to be made by votes of members of the general partner of the investing funds, or through established investment committees.
Of course the voting or disposition of securities requires action by natural persons, and the natural persons who make voting and/or investment decisions for those entities may be deemed beneficial owners of the securities owned by the entities. Where, however, one or more individuals are empowered to vote portfolio securities, but only at the direction of (or as nominee for) someone else, those persons are not deemed beneficial owners of the relevant securities. See Calvary Holdings, Inc. vs. Chandler, 948 F.2d 59, 62-64 (1st Cir. 1991). In the Company’s case, the investment discretion and voting discretion of its five percent holders are vested in a committee or entity of more than

Securities and Exchange Commission	November 14, 2005
three persons. Also under the “rule of three” embodied in the Southland letter, if voting or investment decisions with respect to an issuer’s securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d).
Because Item 403 directs registrants to apply a Rule 13d-3 analysis for purposes of determining beneficial ownership, and because such analysis results in no natural person having beneficial ownership over the securities held by the Company’s five percent holders, we respectfully submit that such disclosure in the prospectus is not required by Item 403. In addition, we do not believe that identifying the members of the various general partner entities or investment committees of the Company’s five percent holders is material or meaningful to potential investors or other readers of the prospectus.
Description of Capital Stock, page 75
Warrants, page 83
39.	Please state whether the expiration date may be extended and, if so, how. Please also clarify whether the warrants are callable and, if so, how and when you could call the warrants.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 88 of the prospectus.
Underwriting, page 84
40.	We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.
Response: UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, will administer the directed share program. The directed share program materials that the Company intends to deliver to potential purchasers will include:
a.	a cover letter to potential purchasers from the Company;

b.	a Directed Share Program Procedures guide with contact information

c.	a set of frequently asked questions and answers regarding the directed share

Securities and Exchange Commission	November 14, 2005
program;
d.	an Indication of Interest Form to be completed by potential purchasers;

e.	an NASD Certification Form;

f.	an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed share program); and

g.	a copy of the preliminary prospectus.
A form of each of these documents, other than the preliminary prospectus, will be provided to the Staff supplementally under separate cover.
The Company and UBS Financial Services Inc. intend to adhere to the following procedures for the directed share program:
1.	The Company will provide to UBS Financial Services Inc. a database with each potential participant’s name, address and phone number.

2.	A new account mailer containing the directed share program materials will be sent to each potential participant via Federal Express with a Federal Express return envelope. Please note that no directed share program materials have been sent as of the time of this response, and no directed share program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933 has been prepared and filed with the Commission.

3.	Participants will return packages, as applicable, to express their interest.

4.	Any potential participant that does not sign the NASD Certification will not be allowed to participate in the directed share program.

5.	Upon receipt of a package, a UBS Financial Services Inc. salesperson will call the potential participant to:
a.	confirm receipt of the package;

b.	confirm the potential participant’s indication verbally and advise the potential participant of the expected pricing date and price range;

Securities and Exchange Commission	November 14, 2005
c.	reiterate that if UBS Financial Services Inc. is unable to confirm the potential participant’s indication of interest on the night of pricing (after the registration statement is effective and before trading the morning after pricing), the potential participant will not be allocated any shares;

d.	review payment options and the time by which payment must be received by UBS Financial Services Inc. (UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness); and

e.	advise the potential participant of any lock-up restrictions.
6.	The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

7.	On the morning of pricing, the allocation amount and final indication list will be e-mailed to the Company with instructions to give UBS Financial Services Inc. final allocations after the pricing.

8.	On the night of pricing, after the issue is priced and effective, a UBS Financial Services Inc. salesperson will call each participant to:
a.	confirm his or her final allocation, price and amount due (the directed shares will be purchased at the full initial public offering price);

b.	ask for his or her acceptance;

c.	review payment options and timing; and

d.	discuss any lock-up restrictions.
If a message is left, the salesperson will leave the following message: “I am calling from UBS Financial Services Inc. regarding the Iomai Corporation directed share program. The issue was priced this evening (day, date). We must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If we do not speak to you by then, you will not be able to participate. Please return this call to ___.”

9.	On the morning after pricing, a UBS Financial Services Inc. salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, we will inform the Company of the participants who have not been contacted.

When the issue begins trading, UBS Financial Services Inc. will review the list for completeness. If there are any participants who have not been reached, UBS Financial

Securities and Exchange Commission	November 14, 2005
Services Inc. will inform the Company and the shares will be given back to UBS Securities LLC.
41.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
Response: The Company has been advised that no member of the underwriting syndicate intends to engage in any electronic offer, sale or distribution of the shares, except for the electronic distribution of preliminary prospectuses and as described below in response to Comment 43. In connection with this offering, UBS PaineWebber Inc., a selected dealer of UBS Warburg LLC, may distribute preliminary prospectuses electronically to certain of its customers, but will not accept indications of interest, offers to purchase or confirm sales electronically.
42.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
Response: The Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format. The Company acknowledges that the Staff may have further comments.
43.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.
Response: The Company and the underwriters plan to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is “www.netroadshow.com”. The underwriters have entered into an agreement with NetRoadshow, Inc. A form of Master Services Agreement between the underwriters and NetRoadshow, Inc. will be provided to the Staff under separate cover. The underwriters have advised us that they anticipate that the executed Master Services

Securities and Exchange Commission	November 14, 2005
Agreement will be similar in all material respects to the form of the agreement provided supplementally. The Company understands that the only written materials posted on its website in connection with its offering will be a copy of the preliminary prospectus and such other materials as are standard and consistent with those provided for other initial public offerings that NetRoadshow, Inc. has hosted. The Company has been informed by NetRoadshow, Inc. that such information is not publicly available, is not available to retail investors and is password protected. If the Company conducts an electronic roadshow after December 1, 2005 the Company will comply with Rule 433.
UBS Warburg LLC also intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Warburg’s website. UBS Warburg will accept indications of interest from those certain customers through DealKey (SM), but will not accept offers to purchase or confirm sales through any of its websites in connection with this offering. DealKey (SM) is separate from UBS Warburg’s publicly available website. Access to the DealKey (SM) site is password-protected. UBS Warburg customers may obtain password access to the site upon request. UBS Warburg currently limits access to the DealKey (SM) site in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. The DealKey (SM) site contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page contains only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be available in Adobe PDF format, and a link will be available on the page to download the required viewer.
Index to Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
44.	Please provide a report, consistent with the original or a revised report from the auditor, that indicates the city and country where it was issued, as required by Rule 2-02(a)(3) of Regulation S-X.
Response: The report from the Company’s independent registered public accounting firm has been revised as requested by the Staff’s comment. Please see page F-2 of the prospectus.
Notes to Financial Statements, page F-8

Securities and Exchange Commission	November 14, 2005
2. Significant Accounting Policies, page F-8
Basis of Presentation and Consolidation, page F-8
45.	Please disclose the classes of Xairo stock that you and Elan had owned and the share of Xairo income and losses that you recognized under the equity method. If (a) the shares owned by Elan were not Xairo common stock, (b) Elan did not have a funding commitment, and (c) you recognized only 80.1 % of any Xairo losses, please tell us why you did not recognize all of the Xairo losses and how that complies with APB 18.
Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that Elan and the Company each owned common stock in Xairo. The Company has further disclosed its share of Xairo’s income and losses recognized under the equity method and APB 18, and added a statement indicating that the subsequent losses the Company recognized in accordance with the equity method of accounting resulted in the investment being written down to zero. Please see page F-8 of the prospectus. Because the Company does not have a funding requirement, it did not write the asset down below zero.
Research and Development Costs, page F-11
46.	Please disclose your policy to account for the costs to design, construct and operate your pilot plant, as it is unclear from your existing disclosures. Based on page 34, it appears that your research and development expenses included the costs of building your pilot plant. However, based on the disclosures on pages 35 and 36, it appears that only the depreciation of these costs has been included. If you capitalized these costs, please tell us how this complies with SFAS 2, including paragraph 9(h).
Response: The Company notes that SFAS No. 2, Accounting for Research and Development Costs, paragraph 11 states that equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise), should be capitalized and depreciated as tangible assets. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. Because the Company’s manufacturing facility for biological and patch manufacturing has alternative future uses, the Company has capitalized the design and construction costs. The costs of materials produced in this facility and the depreciation of the facility are included in the Company’s research and development expenses. In response to the Staff’s comment, the Company has revised its disclosure to clarify its policy. Please see pages 36 and F-11 of the prospectus.

Securities and Exchange Commission	November 14, 2005
Stock-based Compensation, page F-11
47.	Please tell us why, since 2003, the amounts reported in net loss equals the total expense for all awards, determined under the fair value based method. Based on your disclosures, it appears that you adopted SFAS 123, on January 1, 2003, under the prospective method, the recognition provisions of which would only appear to apply to awards granted, modified, or settled after January 1, 2003. As such, it is unclear why the total expense for all awards would not be higher to reflect the expense related to any options that were outstanding and unvested as of December 31, 2002 that subsequently vested. In addition, it is unclear how those amounts being equal is consistent with your disclosure that the expense included in the determination of net loss for 2003 and 2004 will be less than if the fair value method had been applied to all awards granted after SFAS 123 became effective. Otherwise, please revise these disclosures.
Response: Prior to closing the Series C financing in December 2002, the Company’s outstanding options had exercise prices that ranged from $1.25 to $3.65 per share, with an average exercise price of $2.86 per share. In December 2002, the Company raised $54 million by selling shares of its Series C preferred stock at a price of $0.4421 per share.
In January 2003, following the initial closing on the Series C preferred stock financing, the Board repriced certain “out-of-the-money” options to purchase up to 2,421,087 shares of the Company’s common stock, held by current employees and certain directors, at $0.07 per share, which the Board determined in good faith to be the then-current fair market value of the common stock. All other terms of the options remained the same. Please see the response to Comment 53 for more information on the Board’s determination of fair value of the common stock.
The remaining 638,444 options then outstanding were held by former employees and former directors and these options were fully vested in accordance with their terms as of December 31, 2002. Accordingly, as these options were fully vested as of January 1, 2003, the Company has not had to record any additional expense for these options.
In response to the Staff’s comment, the Company has revised its disclosure to indicate that there would be no change in its 2003 and 2004 net loss if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. Please see page F-12 of the prospectus.
Unaudited Pro Forma Net Loss Attributable to Common Stockholders, page F-13
48.	In light of Rule 11-02(c)(2)(i) of Regulation S-X, please justify why it would be appropriate to present pro forma information for periods other than the most recent year

Securities and Exchange Commission	November 14, 2005
and most recent interim period. Otherwise, please remove the pro forma disclosures, throughout the filing, for the other periods.
Response: In response to the Staff’s comment, the Company has revised its disclosure to only present pro forma information for the most recent interim period and the most recent year end. Please see page F-14 of the prospectus.
4. Elan Restructuring, page F-15
49.	While we noted the amount of the reimbursement you received from Xairo, please disclose the total amount of Xairo income or losses that your recognized under the equity method and where the amount is reflected in your statements of operations.
Response:In applying the equity method of accounting to the Company’s investment in Xairo, the Company recorded its proportionate share of the Xairo losses equal to the carrying amount of its initial investment plus advances made by the Company. The Company applied the equity method until its share of Xairo’s cumulative losses exceeded the Company’s investment and net advances in Xairo, which occurred prior to December 31, 2001. The Company did not provide for additional losses because it did not guarantee the obligations of Xairo and the Company was not otherwise committed to provide further financial support. Accordingly, the statements of operations included in the prospectus do not reflect any further recognition of Xairo’s losses. In response to the Staff’s comment, the Company has revised its disclosure. Please see page F-8.
Convertible Notes Payable, page F-16
50.	Regarding the exchange feature that was added to the notes, please describe any rights that it gave Elan to convert the notes and tell us the circumstances under which Elan would have been required to tender the notes in exchange for your common stock. In addition, please tell us how you accounted for the exchange feature, including whether EITF 86-28 was applicable and, if so, how your accounting complied with it.
Response: The first time that the notes were convertible into shares of the Company’s common stock was after the two-year anniversary of the second financing arrangement, which would have been July 27, 2003. At the time of the second financing arrangement, portions of these notes were assigned to a qualified special purpose entity (QSPE) established by Elan, and if at any time after July 27, 2003, the QSPE tendered back to Elan the notes, Elan was required to exchange the notes for our Common Stock. The conversion prices of notes A and B were $2.625 and $3.50, respectively, which prices were less than the then-current estimated fair value of the Company’s common stock ($3.65). Because Elan did not have the right to exchange the notes at the date the

Securities and Exchange Commission	November 14, 2005
exchange features were added, there was no separate accounting for the exchange feature, other than to record the beneficial conversion feature. This beneficial conversion feature was recorded as an additional discount to the notes and then accreted over the term of the notes using the effective-interest method. In December 2002, which was prior to the two-year anniversary of the second financing arrangement, the Company and Elan entered into a restructuring agreement which, among other things, eliminated Elan’s rights and privileges with respect to these notes.

The effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, was for fiscal quarters of all fiscal years beginning after June 15, 2000. The Company respectfully submits that Statement 133 effectively nullifies EITF Issue No. 86-28, Accounting Implications of Indexed Debt Instruments, prospectively; accordingly, the Company does not believe it is applicable to this transaction, which occurred in 2001.
Restructuring Agreement, page F-17
51.	Please disclose how, prior to the restructuring, you accounted for the make-whole provisions that appear to have been contained in the second financing agreement with Elan. In this regard, please tell us the applicability of and, if applicable, your compliance with SFAS 133 and any other relevant guidance.
Response: Prior to the restructuring, the Make-Whole Amount to be paid to the Company upon Elan’s exercise of the exchange feature was evaluated for bifurcation as an embedded derivative. The Company believes that the Make-Whole Amount meets the criteria of a derivative as outlined in paragraph 6 and 12 of SFAS 133 and it is not excluded under the various scope exceptions (paragraphs 10 and 11). The Make-Whole Amount is indexed to an underlying other than market interest rates or the creditworthiness of the Company, involves a substantial premium; and, is contingently exercisable. The Make-Whole Amount associated with the outstanding Notes is only paid in the event Elan exercises its exchange right feature on the Series A Preferred Stock, which is not clearly and closely related to the outstanding Notes. Therefore, the Make-Whole Amount was deemed to be an embedded call option that was not clearly and closely related to the Notes and was separately valued.
At the time the Make-Whole Amount was added to the second financing agreement with Elan, the Company could calculate the actual Make-Whole Amount at any time based on draw downs under the related notes, plus accrued interest; however, the Company did not think that this value represented the fair value of Make-Whole Amount because there was such a remote probability that the Make-Whole Amount would ever be paid. In making this determination the Company considered the following:

Securities and Exchange Commission	November 14, 2005
1)	The “Make-Whole Amount” would have only been triggered if there was a liquidity event for the joint venture. Accordingly, the only incentive for Elan to exercise the exchange feature and trigger the Make-Whole Amount would be if the 30.1% of Xairo substantially increased in value through either revenues, sale or an IPO of the joint venture’s stock. As an early stage life sciences company, the Company was far from having sales revenues, and a sale of the business was highly unlikely given the early stage status of the TCI Technology. For similar reasons, an IPO of the joint venture was not even contemplated.

2)	The Company understood that Elan did not want Xairo’s losses recorded on its books, so Elan had no incentive to exercise this exchange early.

3)	During the Company’s negotiations with Elan negotiations in 2001, Elan also disclosed to the Company that, while almost all of their more than 40 joint ventures had similar versions of exchangeable, convertible preferred stock, Elan had never exercised the exchange feature.

4)	For the Make-Whole Amount to be exercised, the increase in value of the 30.1% interest in the joint venture would have to be greater than the Make-Whole Amount. As time went forward and the Company drew down funds under the Notes, the Make-Whole Amount, and therefore the value of the joint venture, would necessarily have to increase in order for Elan to trigger its payment.
Therefore, the Company deemed the probability that Elan would exercise its exchange right as extremely remote.
Based on these factors, the value of the Make-Whole Amount was deemed to be de minimus and therefore, not recorded at inception. The fair value of the Make-Whole Amount remained unchanged until immediately prior to the restructuring. As disclosed in the response to Comment 52, the only reason for triggering the Make-Whole Amount in the restructuring was because it was a mechanism for Elan to unwind the joint venture in a way to generate funds for the Company to pay down the portion of the Notes held by certain qualified special purpose entities established by Elan.
52.	Please disclose how you estimated the fair value of what Elan transferred to you and the significant assumptions underlying your estimate. In particular, please justify to us why the estimated fair value of the convertible notes and accrued interest was significantly less than their carrying value. In addition, please revise your disclosures to clarify whether and, if so, how you considered the cancelled warrant and the make-whole payment in the allocation of the Series B Preferred Stock. As necessary, please cite the specific guidance supporting your accounting.

Securities and Exchange Commission	November 14, 2005
Response: The restructuring of the joint venture with Elan occurred in connection with the initial closing of Series C preferred stock financing in December 2002. The Company’s pre-financing valuation for the Series C investment was $15 million. The Company and Elan reached agreement that all of Elan’s interests in Iomai and the joint venture, after giving effect to the exercise of the make-whole payment, would represent 51% of that pre-money valuation, which equaled $7,650,000.
Under the terms of the restructuring, portions of Notes A and B had been assigned by Elan to a qualified special purpose entity (QSPE). At closing, the Company paid off the amounts owed to the QSPE with (1) the “make-whole” amount of $4,630,796, and (2) $1,135,843 from proceeds invested by holders of the Series C preferred stock. All of Elan’s remaining interests in the Company and the joint venture were then exchanged for shares of Series B preferred stock. As $1,135,843 in cash raised from the Series C investors was applied to pay down the remaining balance owing to the QSPE, Elan’s share of the pre-money valuation for purposes of determining the number of shares of Series B preferred stock was reduced from the $7,650,000 to $6,514,157.
For purposes of allocating the $6.5 million in Series B preferred stock across Elan’s remaining interests in the Company and the joint venture, the Company assigned an estimated fair value to each of them based on the $15 million pre-money value for the Company and the joint venture. Prior to the restructuring, effectively all of the Company’s interest in the TCI Technology had been licensed exclusively to the joint venture, so for all practical purposes, since the Company did not have any other R&D activities, all of the $15 million pre-money valuation resided in the joint venture. Therefore, the Company estimated the estimated fair value of Elan’s remaining interests in the joint venture as follows:

Joint Venture’s value		$15,000,000

Elan’s interest in JV:
Series A preferred stock (convertible into 30.1% of JV)	30.1%	$4,515,000
Elan’s direct interest in JV (Xairo common shares)	19.9%	$2,985,000
With respect to the remaining balance owed to Elan under the outstanding convertible notes, the Company estimated the fair value by calculating the number of shares of Common Stock into which these notes were convertible. At the time of the restructuring, these notes would have been convertible into 3,180,045 shares of the Company’s Common Stock. Accordingly, using a fair-value of $0.07 per share for the Common

Securities and Exchange Commission	November 14, 2005
Stock, the notes had an estimated fair value at the time of $222,603. Please see the response to Comment 53 for details on determination of fair value of Common Stock.
As the warrant to purchase shares of common stock was significantly “out of the money” at the time of the restructuring (strike price = $2.625 vs. fair value = $0.07), the Company did not ascribe any value to it upon its cancellation as part of the exchange. When the warrant was issued in April 2001, its fair value was $992,307, which was recorded as a deferred financing cost. Upon its cancellation in December 2002, the Company wrote off the remaining unamortized portion ($532,489) to interest expense.
The Company has revised its disclosures to include a condensed version of the discussion above to address the Staff’s comment, with the exception that no value was ascribed to the make-whole amount because, as currently disclosed in footnote 4, those amounts were used to pay down notes owed to the QSPE.
8. Stockholders’ Deficit, page F-21
Stock Options, page F-22
53.	For each stock option grant disclosed and any grants subsequent to June 30, 2005, please disclose, in addition to your existing disclosures, the following:
•	The valuation alternative or approach used in valuing the common stock;

•	The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist;

•	How the valuation alternative or approach incorporates each of the factors that you disclosed as being appropriate to consider;

•	The significant assumptions and methodologies underlying the approach used;

•	The nature of the relationship between the Company and the grantee, including whether the grantee would be considered a related party;

•	The amount of any compensation expense recognized and, if any, deferred;

•	The vesting period, as your disclosures on pages 69 and 70 suggest that vesting provisions can be established on a case-by-case basis; and,

•	The significant factors contributing to the difference between the fair value of the common stock as of the date of each grant and the estimated IPO price.
Response: The Company determined the fair value of its common stock through internal valuations based on the directors’ best estimate as of the date of grant. In making its determination, the Compensation Committee or Board of Directors considered, among other things, (1) the achievement of clinical and operational milestones by the Company, (2) the status of strategic relationships with collaborators, (3) the significant risks

Securities and Exchange Commission	November 14, 2005
associated with the Company’s early stage of development for a new technology, (4) market conditions for life sciences companies, particularly similarly situated privately-held, early-stage life sciences companies, (5) the Company’s available cash, financial condition and results of operations, (6) the most recent sales of the Company’s preferred stock and (7) the preferential rights of the outstanding preferred stock. In addition, the directors have drawn on their knowledge of early-stage life sciences companies and other life sciences industry companies.
Given the broad experience of the Company’s directors through their activities with, investments in, and participation on boards of, other early-stage life sciences companies, as well as their broad experience in the life sciences industry, the Company determined it was not necessary to retain an unrelated valuation specialist.
Please see the Option Grant Schedule attached as Exhibit A for an itemized list of option grants since August 17, 2004, as well as the compensation expense to be recognized for each option, vesting periods for these grants, and the relationship between the Company and grantees.
The discussion below outlines how the Company’s valuation approach was applied to option grants, as well as the significant factors used to determine the fair value of the common stock upon date of grant. At this point, the Company has not indicated a range for the issuance of common stock in the offering, so it cannot ascertain the difference between the fair value of the common stock as of the date of each grant and the estimated price.
Background — Up to August 2004 Option Grants
In January 2003, after the original Series C preferred stock financing in December 2002 with a per share purchase price of $0.4421, the Board of Directors determined that the fair value of the common stock was $0.07 per share. The Company believes that this discount was justified in light of the preference features of the Series C preferred stock, including liquidation preferences (including a 20% internal rate of return and the ability to participate with common stockholders pro rata in their liquidation preference upon a liquidation event), dividend preferences, redemption at the option of the holders, anti-dilution protection, special voting rights and effective control of the board of directors.
Between January 2003 and August 2004, the following principal events occurred:
•	As disclosed in “Business — Products In Development — Immunostimulant (IS) patch for elderly receiving flu vaccines,” the Company conducted a subsequent study in the elderly for our IS flu patch in which it utilized a dry patch

Securities and Exchange Commission	November 14, 2005
formulation and was unable to demonstrate the effect observed in the earlier disclosed trial, which had been conducted prior to the Series C financing. This subsequent study was initiated in May 2003 and the initial results were available in September 2003. The Company analyzed these results over the next several months before it came to the conclusion, as disclosed in the prospectus, that the Company was not able to replicate the previous results due to a change in formulation, which the Company believes, caused the active agent to remain in the patch and, therefore, not to be delivered to the skin. At that time, the IS flu patch program was the Company’s lead clinical program.
•	During 2004, the Company conducted and received results from the needle-free travelers’ diarrhea vaccine clinical trial in 60 volunteers in which the test results received 23-fold rise in antibody titers 21 days after the second patch was administered (please see figure and discussion in prospectus under “Business — Products In Development — Needle-free travelers’ diarrhea vaccine patch).

•	The Company commenced two Phase 1 clinical trials concerning its anthrax and TCI flu patches. Those trials commenced in June/July 2004 and complete results were not available until the fourth quarter of 2004.

•	The Company commenced construction of its pilot plant in September 2003. In July 2004, the Company had substantially completed construction of its pilot plant facility; however, it could not use the facility for its intended use until its process systems had been validated. The Company commenced validation activities in July 2004. This construction was financed through a combination of landlord financing and a line of credit with an equipment leasing company. As of June 30, 2004, the outstanding principal balance under both credit facilities was $5.4 million.

•	In June 2004, the Company sold an additional 1,904,052 shares of Series C Preferred Stock at the original purchase price of $0.4421 per share to certain common stockholders. After this sale of stock, the Company’s post-financing valuation was approximately $80 million, and the liquidation preferences of the outstanding preferred stock represented approximately $82 million.
Given the foregoing events, and the probability that an initial public offering was not a likely event during this period, the Company concluded that the appropriate fair value of the common stock in August 2004 was $0.07 per share.

Securities and Exchange Commission	November 14, 2005
Options Grants after August 2004
     At the end of September 2004, the Company reported preliminary data from its Phase 1 TCI flu clinical trial. While the initial data demonstrated that needle-free flu vaccine patch stimulated an immune response to antigens from all three strains and demonstrated a positive effect from using our adjuvant, the immune response was below levels required for approval of injectable influenza vaccines in Europe. The data required the Company to conduct further work to improve formulation and product design in order to hopefully meet or exceed immune responses comparable to injectable influenza vaccines. Moreover, at this time the Company recognized that as it did not manufacture the flu antigen, it would need to secure a long-term supplier to provide the Company with vaccine antigen and commercial supply capabilities. Accordingly, the Company continued to be cautious about the likelihood of success for the flu program. Therefore, the Board of Directors believed that it was appropriate for the valuation of the Company’s common stock to remain at $0.07 per share for the stock option grants in September 2004.
     During November 2004, the Company prepared a final report of the Phase 1 clinical trial of the needle-free flu patch and presented it to the supplier of the influenza antigen for that trial. On November 25, 2004, the supplier provided the Company with the outline for a possible long-term collaboration on the needle-free flu program. From the Company’s perspective, the initial proposal was not commercially attractive. During the next few months the Company worked on preparing the terms for a collaboration for flu antigen. In November 2004, the Company granted an option to a consultant at $0.45 per share, the price paid by the Series C investors.
     In early December 2004, the Company contemplated pursuing additional financing to be completed in advance of the results from the clinical trial of the needle-free travelers’ diarrhea vaccine patch, which results were planned to be available in second half of the first quarter of 2005. Management recognized that given its current cash position and expected cash expenditures, the Company would have to complete an additional financing prior to the end of the second quarter of 2006. The Company engaged a placement agent in mid-December 2004. The Company began discussions with potential investors and prepared a term sheet setting a pre-financing valuation of $110 million for the sale of a Series D preferred stock, which would be pari passu with the Series C preferred stock. Given the liquidation preferences of the existing preferred stock totaled just over $100 million as of December 31, 2004, this translated into a fair value of approximately $0.05 per share of common stock, because the preferred stock has the ability to participate with the common stockholders pro rata in the distribution of any remaining assets after receiving their liquidation preferences. During January and February 2005, the Company and its placement agent marketed the private placement to potential new investors; however, no investor expressed an interest in pursuing the financing at that time and at that price.

Securities and Exchange Commission	November 14, 2005
     In January 2005, the influenza supplier submitted new terms for a potential collaboration; however, the terms, particularly the economic terms with respect to milestone payments and payments from commercial sales, were not acceptable from the Company’s perspective. With no further clinical data, no interest in the proposed private placement and only limited progress on the collaboration with the potential partner, the directors determined that the fair value of the Company’s common stock as of February 17, 2005 was still $0.07 per share.
     In March 2005, the Company began additional discussions with the supplier of flu antigen and engaged an independent consulting firm to provide the framework for valuing a potential collaboration for purposes of moving the negotiations forward. The Company then made a counter-proposal to the potential flu supplier in March 2005. In addition, the Company had compiled the interim results from its most recently completed needle-free travelers’ diarrhea vaccine patch clinical trial. Although prevention of travelers’ diarrhea was not possible in the clinical study due to the use of a very large challenge dose of ETEC bacteria, the Company’s vaccine patch demonstrated an ability to induce a strong immune response that diminished the severity of the disease. Please see the discussion in prospectus under “Business — Products In Development — Needle-free travelers’ diarrhea vaccine patch.”
     During April 2005, the Company had discussions with an investment firm regarding the purchase of shares of preferred stock. In May, the investment firm provided the Company with a non-binding term sheet setting forth an $80 million pre-financing valuation for the Company for the issuance of Series D preferred stock with substantially the same rights and privileges as the Series C preferred stock. This offer translated into a per-share price of $0.4421 per share, which was the same price paid by the Series C preferred stock investors. After further discussions, the Company elected not to pursue this financing opportunity. At this point, the Company believed that the Company’s next financing would likely occur in early 2006, and it was more likely to be a private placement rather than an initial public offering given then-current market conditions for similarly situated life sciences companies. In May 2005, the Company had further discussions with its potential flu collaboration partner regarding the Company’s counterproposal; however, the potential collaboration partner did not offer feedback. Accordingly, as of May 17, 2005, the fair value of the Company’s common stock was $0.07 per share after taking into account these facts and circumstances.
     In June 2005, the Company licensed the expression system from Dow that would allow the Company to produce its adjuvant in its pilot plant. During July 2005, the technology transfer of the manufacturing process to the Company was substantially

Securities and Exchange Commission	November 14, 2005
completed, as well as the qualification of the pilot plant for initial clinical manufacturing. No further progress was made during this time frame with the potential collaborator.
     In August 2005, with positive trends in the public capital markets for life sciences companies and further progress with the potential collaborator, the Company believed that an initial public offering was more probable, although it noted that a deal with a collaborator would provide a better valuation at the initial public offering. Moreover, the Company noted that the likelihood of completing an initial public offering after filing without a completed collaboration would be less than 50%. In August, the Company interviewed and began negotiations with potential investment banks for the proposed offering. Also, the Company continued discussions with the potential collaborator on a needle-free influenza vaccine and reached the outline of a non-binding agreement on the economic terms of a potential deal. In late August 2005, the Company increased the fair value of the common stock to $0.22 per share in light of the greater likelihood of an initial public offering and renewed progress on the collaboration with the influenza supplier.
     During September 2005, an initial public offering underwriting group was selected, the organizational meeting was held, and the board of directors approved activities to advance the initial public offering. In addition, the Company continued to work out terms of the potential collaboration and received confirmation on September 22, 2005 from the potential partner that it was interested in moving ahead with drafting documents based on the deal as outlined in the August meeting. However, there still remained significant risks because (1) the price for the stock to be issued in any private placement to the potential flu partner had not been agreed-upon and (2) the scope of the license and economic terms were still subject to extensive negotiations. In addition, the Company still had not filed its Registration Statement on Form S-1 with the SEC, so it was not in a position to gauge the likelihood of success of its potential initial public offering. Given these facts and circumstances, the Compensation Committee of the Board of Directors determined on September 29, 2005 that the fair value of the common stock was still $0.22 per share.
54.	We noted that you “considered the guidance set forth in the AICPA Practice Aid ... and made contemporaneous determinations of fair value.” Please revise these disclosures to clarify whether you simply considered it or you followed it and to what extent. For example, it is unclear whether your consideration of it solely resulted in your determinations of fair value being contemporaneous or if the determinations were made in accordance with it. To the extent that you followed it, please tell us how you followed it and cite the specific paragraphs within it that support how you determined the fair value of the common stock.

Securities and Exchange Commission	November 14, 2005
Response: The directors considered the guidance for purposes of making determinations of fair value contemporaneously. There was limited discussion of the points raised in the AICPA Practice Aid; however, the Company did not follow it specifically for purposes of making fair value determinations.
Accordingly, in response to the Staff’s comment, the Company revised the disclosures in the footnote to reflect this. Please see page F-24 of the prospectus.
55.	Please illustrate for us how you calculated the estimated volatility and how your calculation was consistent with Appendix F of SFAS 123.
Response: For non-public entities, SFAS No. 123 permits, but does not require, the use of the minimum value method for estimating the fair market value of stock option grants. The minimum value model ignores the volatility input; therefore, the Company believes it is a less accurate valuation methodology. Also, due to the significant cost and duration of biotechnology product development management intends to pursue a public offering to finance the Company’s operations. As public companies are required to use an option-pricing model that contemplates a volatility input we have elected to use the Black-Scholes option-pricing model. Paragraph 277 of SFAS 123 provides for the following:
In other circumstances, historical information may not be available. For example, an entity whose common stock has only recently become publicly traded will have little, if any, historical data on the volatility of its own stock. In that situation, expected volatility may be based on the average volatilities of similar entities for an appropriate period following their going public. Similarly, an entity whose common stock has been publicly traded for only a few years and has generally become less volatile as more trading experience has been gained might appropriately place more weight on the more recent experience. It also might consider the stock price volatilities of similar entities.
In order to estimate the volatility input for the option-pricing model, the Company calculated the volatility of 15 small-capitalization, public life science companies similar to the Company. Approximately 50 price observations per year were included in the calculation. The Company took an average of these volatilities in order to calculate a volatility that it believed would approximate that of the Company should the Company’s stock be traded on a public stock exchange.

Securities and Exchange Commission	November 14, 2005
9. Commitments and Contingencies, page F-24
License Agreement with the Walter Reed Army Institute of Research (WRAIR), page F-25
56.	Please tell us if there have been any material changes in the fair value of the put option and how you have accounted for them. In this regard, please address the applicability of and, if applicable, your compliance with SFAS 133, EITF 00-19 and any other relevant guidance.
Response: The Company issued a put option (the “Put Option”) to WRAIR related to 747,500 shares of its common stock. The put price is the greater of $2.63 per share or the estimated fair market value per share of the Company’s common stock at the date the Put Option is exercised. Since the WRAIR license agreement was executed in April of 2001, the estimated fair market value of the stock has fallen below $2.63 per share. Accordingly, the balance sheets included in the prospectus reflect the Company’s maximum obligation under the Put Option at those dates.
Because the Put Option is indexed to the Company’s common stock and was initially classified in stockholders’ equity, the Company does not believe the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities are applicable to this contract. Accordingly, the Company has applied the provisions of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock (EITF 00-19). Paragraph 9 of EITF 00-19 requires “that all contracts be initially measured at fair value and subsequently account for based on the current classification and the assumed or required settlement method.” The Put Option requires physical settlement, and accordingly was initially classified in equity. Paragraph 9 of EITF 00-19 further provides that: if physical settlement is assumed or required and the company is obligated to deliver cash as part of the physical settlement then a public company should refer to ASR 268 and Topic No. D-98, “Classification and Measurement of Redeemable Securities,” which provide guidance by analogy for those transactions. As a result of the requirements cited in the prior sentence, the entire amount is classified in temporary equity in the balance sheets included in the prospectus.
Item 15. Recent Sales of Unregistered Securities, page II-2
57.	Please revise to identify the investors or classes of investors in the unregistered offerings you describe in numbered paragraphs (2), (3), (6) and (7). Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors to be an acceptable class.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 and II-3 of the Registration Statement.
58.	Please revise to include the exercise price of the stock options issued to employees, consultants and directors from January 1, 2002 through September 30, 2005. If the

Securities and Exchange Commission	November 14, 2005
options were issued with different exercise prices, then disclose the range in exercise prices.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 of the Registration Statement.
Item 16. Exhibits and Financial Statement Schedules, page II-3
59.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.
Response: The Company has filed additional exhibits with Amendment No.2, but plans to file the legal opinion in a subsequent filing.
* * *
     If you have any further questions or comments, of if you require any additional information, please contact the undersigned by telephone at (617) 951-7914 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,
/s/ Jason F. Cole
Jason F. Cole
Enclosures
cc:	Stanley C. Erck Frederick W. Kanner, Esq. Paul M. Kinsella, Esq.

Securities and Exchange Commission	November 14, 2005
Exhibit A
Option Grant Schedule

					Total
	Stock	Exercise	Fair	Fair	Compensation	Average
Grant Date	Option	Price	Value of	Value (1)	Expense To Be	Vesting	Recipient
	Grants		Common		Recognized	Period (2)
			Stock		Over Vesting
					Period
August 17, 2004	238,000	$0.07	$0.07	$0.04	$9,520	3.5 years	Employees

September 3, 2004	116,000	$0.07	$0.07	$0.04	$4,640	3.9 years	Employees

September 30, 2004	100,000	$0.07	$0.07	$0.04	$4,000	4.0 years	Officer

November 15, 2004	10,000	$0.45	$0.07	$0.02	$200	4.0 months	Consultant

February 17, 2005	669,000	$0.07	$0.07	$0.04	$26,760	3.8 years	Employees
	2,700,000	$0.07	$0.07	$0.04	$108,000	4.0 years	Officers
	200,000	$0.07	$0.07	$0.04	$8,000	4.0 years	Directors

	3,569,000

May 18, 2005	303,000	$0.07	$0.07	$0.04	$12,120	3.9 years	Employees

July 29, 2005	259,000	$0.07	$0.07	$0.04	$10,360	3.9 years	Employees

August 30, 2005	35,000	$0.22	$0.22	$0.12	$4,200	4.0 years	Employees
	350,000	$0.22	$0.22	$0.12	$42,000	3.9 years	Officer
	300,000	$0.22	$0.22	$0.12	$36,000	1.3 years (3)	Officer

	685,000

September 29, 2005	522,000	$0.22	$0.22	$0.12	$62,640	4.0 years	Employees

Notes

(1)	Fair value was determined using the Black-Scholes option-pricing model.

(2)	Generally, initial grants vest in over four years from an employee’s date of hire. Thereafter, subsequent grants to non-officer employees generally vest four years from annual performance review date (usually the date of hire). The date of grant generally does not correspond to the annual performance review date for most employees — the date of grant is usually after the annual performance review date.

(3)	This option grant is part of an initial grant to a new hire (officer) and is subject to meeting specific performance milestones.